Via Facsimile and U.S. Mail
Mail Stop 6010

June 25, 2007

Mr. Jean-Claude Leroy
Chief Financial Officer
sanofi-aventis
174, Avenue de France
75013 Paris, France

Re: sanofi-aventis
 Form 20-F for the Fiscal Year Ended December 31, 2005
 File No. 001-31368

Dear Mr. Leroy:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief